Exhibit 99.1

Bitauto Announces Strategic Investment from AutoTrader Group

AutoTrader Group and members of Bitauto senior management team to acquire approximately 21.8% and 2.4% stakes, respectively, from early shareholders

BEIJING, November 2, 2012 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that certain existing pre-IPO shareholders of the Company entered into definitive agreements with AutoTrader Group, Inc., operator of the largest digital automotive marketplace in the United States.

Pursuant to these agreements, AutoTrader Group has agreed to purchase 9 million ordinary shares, representing an approximately 21.8% stake in the Company, from the selling shareholders for a total purchase price of US$58.5 million in a private transaction. Concurrently with AutoTrader Group’s signing of the definitive agreements, Bitauto’s senior management team, namely, Mr. William Bin Li, chairman and chief executive officer, Mr. Jingning Shao, president, Mr. Andy Xuan Zhang, chief financial officer, and Mr. Weihai Qu, senior vice president, also entered into definitive agreements with a pre-IPO shareholder of the Company pursuant to which they agreed to purchase an approximately 2.4% stake in the Company from the selling shareholder for a total purchase price of US$6.5 million. The senior management team funded the purchase through a four-year term loan from AutoTrader Group.

The share purchase and sale transactions are expected to close in November 2012, subject to the satisfaction of customary closing conditions.

“We are delighted that AutoTrader Group will become an important strategic investor in Bitauto,” said Mr. William Bin Li, chairman and chief executive officer of Bitauto. “AutoTrader Group’s leadership as operator of the largest digital automotive marketplace in the United States makes them an ideal partner for Bitauto. By bringing together leaders in the two largest automobile markets in the world, I am confident that this cooperation will create significant cooperative opportunities and drive value for both companies in the long term.”

“AutoTrader Group’s investment in Bitauto aligns our group of companies with China’s leading online automotive site,” said Chip Perry, chief executive officer of AutoTrader Group. “This investment strengthens our portfolio of companies and establishes the foundation for AutoTrader’s future growth and learning opportunities in emerging markets.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Baidu, Tencent, and Netease, as well as social networking websites.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

About AutoTrader Group

AutoTrader Group operates the largest digital automotive marketplace in the U.S. and is a leading provider of software solutions to automotive dealers throughout the nation. AutoTrader Group’s mission is to dramatically improve the way people buy and sell new and used cars. Through its AutoTrader.com and Kelley Blue Book websites, AutoTrader Group offers consumers empowering tools, content and information that increase their confidence in the car buying process. In addition, through its Software Solutions business, AutoTrader Group helps dealers source, appraise, manage, price and market their inventory, and helps them manage their consumer relationships. AutoTrader Group is headquartered in Atlanta, Georgia. Find out more at www.autotradergroup.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Patricia Graue

Brunswick Group LLP

Tel: +1 (415) 671 7676

bitauto@brunswickgroup.com